Exhibit 99.50

ImmunoPrecise Announces the Launch of PolyTope mAb Therapy™ to Tackle Coronavirus Pandemic

New Approach Entails a Defined Antibody Combination Targeting Multiple Epitopes and Mechanisms of Viral Evasion

VICTORIA, March 12, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF), following its announcement to develop innovative treatments against the new coronavirus, SARS-CoV-2, unveils its unique approach utilizing PolyTope mAb TherapyTM, enabled by IPA’s diverse discovery platforms and artificial intelligence capabilities with their partner, EVQLV, Inc., in the development of a universal COVID-19 therapy.

Current vaccine strategies under development for SARS-CoV-2 are being designed to protect uninfected individuals, however, this does not address the patients with active disease. Antibody therapies represent a potentially powerful treatment option for COVID-19 patients, however, the current, proposed curative options (including polyclonal, sensitized serum or individual monoclonal antibody therapies) are potentially susceptible to escape by viral mutation and are likely not broadly effective against multiple strains, leaving segments of the population untreatable.

“Given the continuous increase in information on SARS-CoV-2 transmission, and seemingly higher than predicted mutation rates, we believe that traditional treatments and diagnostics targeting limited epitopes may present a significant liability for long-term efficacy of a therapeutic, vaccine or diagnostic”, stated ImmunoPrecise CEO and president, Dr. Jennifer Bath.

The emerging SARS-CoV-2 virus, and other new (related) pathogens, requires the rapid development of broadly effective treatments and vaccines. Given its biology, developing an effective therapeutic workplan for treating SARS-CoV-2 infection required a sophisticated approach that considered multiple mechanisms of immune system involvement, the predictability of mutations within the virus genome, and other attributes with the potential to provide maximum clinical benefit for both current and future variants of the virus.

Ilse Roodink, Chairwoman of Talem’s Scientific Advisory Committee and Coronavirus Global Project Leader emphasized, “Our PolyTope mAb Therapy™ perfectly combines the benefits of using well-defined and fully characterized monoclonal antibodies with the essential need for a multi-targeting strategy to tackle this quickly emerging virus, thereby significantly accelerating effective clinical application”.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com. There is no assurance that ImmunoPrecise will be successful in the development of a vaccine and/or therapeutic against the new coronavirus.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia: http://www.prnewswire.com/news-releases/immunoprecise-announces-the-launch-of-polytope-mab-therapy-to-tackle-coronavirus-pandemic-301022138.html

SOURCE ImmunoPrecise Antibodies Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2020/12/c1265.html

%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:00e 12-MAR-20